Exhibit 99.1

Hydro One Inc. Announces Additional Offering of Medium Term Notes under Sustainable Financing Framework

TORONTO, December 7, 2023 - Hydro One Limited, Ontario’s largest electricity transmission and distribution company, today announced that its wholly-owned subsidiary, Hydro One Inc. (together with Hydro One Limited, “Hydro One”), has priced an additional offering of $100 million aggregate principal amount of its 4.85% Medium Term Notes, Series 58, due 2054 (the “Notes”). The additional Notes will be issued at a price of $104.864 plus accrued interest. The net proceeds from the issuance of the additional Notes (excluding any accrued interest paid to Hydro One Inc. in connection with the re-opening of Notes) will be approximately $104 million. The offering of the additional Notes is expected to close on December 12, 2023. Upon completion of the offering of the additional Notes, there will be $500 million aggregate principal amount of Notes outstanding.

The offering of additional Notes represents an additional issuance of medium term notes pursuant to Hydro One’s Sustainable Financing Framework (the “Framework”) dated January 23, 2023. Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the additional Notes to finance and/or refinance, in whole or in part, new and/or existing eligible green projects that meet the eligibility criteria described in the Framework. Prior to such allocation, the net proceeds may be initially used, in part or in full, for repayment of indebtedness or investments in bank deposits or other cash equivalents, in each case in accordance with Hydro One’s internal liquidity management policies. Although Hydro One Inc. intends to allocate an amount equal to the net proceeds from the sale of the additional Notes to eligible green projects under the Framework, it will not be an event of default under the trust indenture governing the applicable Notes if the company fails to do so.

The additional Notes are being offered on a best efforts basis in each of the provinces of Canada through a syndicate of agents. The additional Notes are being offered pursuant to a short form base shelf prospectus of Hydro One Inc. dated June 3, 2022. Hydro One Inc. will be filing a pricing supplement to the base shelf prospectus relating to the offering of the additional Notes with the securities regulatory authorities in each of the provinces of Canada. The pricing supplement and accompanying base shelf prospectus contain important detailed information about the additional Notes being offered. A copy of the pricing supplement and the accompanying base shelf prospectus relating to the additional Notes may be obtained over the Internet under Hydro One Inc.’s profile at the Canadian Securities Administrators’ website at www.sedarplus.com. Investors should read the pricing supplement and accompanying base shelf prospectus before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The additional Notes have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the pricing supplement.

This news release is not an offer for sale within the United States of any debt or other securities of Hydro One Limited or Hydro One Inc. Securities of Hydro One Limited or Hydro One Inc., including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The offering described in this news release is not being made in the United States and has not been and will not be registered under U.S. securities laws, and accordingly, the additional Notes may not be offered or delivered, directly or indirectly, or sold in the United States except in certain transactions exempt from the registration requirements under applicable U.S. securities laws.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion. Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com, www.sedarplus.com or www.sec.gov.

Caution Concerning Forward Looking Statements, Risks and Assumptions:

This news release includes “forward looking information” within the meaning of applicable securities laws. The forward-looking information in this news release includes, without limitation, expectations regarding the timing of the closing of the offering and the anticipated use of an amount equal to the net proceeds of the offering towards financing and/or refinancing new or existing eligible green projects under the Framework. We caution that all forward looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One Limited and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed

Vice President, Communications,

Marketing & Investor Relations

investor.relations@hydroone.com

416-345-5943

Media:

media.relations@hydroone.com

416-345-6868